22 August 2024

RELX PLC

2024 Interim Dividend Euro Equivalent

RELX PLC (the Company) today announces the Euro equivalent amount in respect of the interim dividend of 18.2 pence per share for the year ending 31 December 2024, which was announced on 25 July 2024.

Shareholders who hold their shares through Euroclear Nederland will receive a dividend in Euro of €0.213 per share, unless they have elected to receive their dividend in Pounds Sterling.  Shareholders who validly submitted a dividend currency election by 16 August 2024 to receive their dividend in Pounds Sterling will receive a dividend of 18.2 pence per share.

Shareholders who appear on the Register of Members or hold their shares through CREST will receive a dividend in Pounds Sterling of 18.2 pence per share unless they have elected to receive their dividend in Euro. Shareholders who validly submitted a dividend currency election by 16 August 2024 to receive their dividend in Euro will receive a dividend of €0.213 per share.

The dividend is payable on 5 September 2024.